Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
Toll Free Number: 1-866-FPM-8601
e-mail “firstpoint@firstpointminerals.com”
TSX Venture Exchange: FPX

September 23, 2004

New discovery returns high grade gold at Rio Luna, First hole in new drilling program completed.

Dr. Peter M D Bradshaw, P. Eng., Executive Chairman of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that a sample that assayed 250 grams per tonne gold (7.5 oz. per tonne) has been collected from a new target in the Santa Juana area. The discovery occurs on what is thought to be the western extension of the Silvia vein. This sample is a composite grab of float material with typical epithermal textures collected from a sub-outcropping vein. Initial follow-up will consist of trenching to provide additional samples to confirm the vein’s width and dip, as well as strike extension east and west from this discovery, to enable the Company’s geologists to set out an efficient drill campaign to evaluate the discovery.

The site of the new discovery is plotted on Figure 2 of the Rio Luna project description on the Company’s website at http://www.firstpointminerals.com/i/maps/rio-luna-fig-2.gif.

As announced in First Point’s September 9th news release, the trenching program that continued throughout the summer rainy season has resulted in the discovery of several new veins at the Company’s 90 sq. km. Rio Luna gold project in Nicaragua.

  The Silvia vein is located approximately 230m NE from the Anillo vein and is striking towards Balsamo East. The Silvia vein has been traced discontinuously for 1.7 km. Systematic trenching and sampling is in progress.

  The Pablo vein is another major vein system sub parallel to the main Anillo/Lomita vein and is part of the El Paraiso vein system. The vein is located approx 100m SW of the Anillo/Lomita vein. Currently the Pablo vein can be traced for 350 meters at surface and is open in both directions. Three consecutive chip samples collected in trench TR96 returned 1.5 grams/tonne (g/t) gold over a width of 7.5 meters. The trench is being extended as it does not cover the full width of the vein. Approximately 50 meters west from this trench a composite grab sample of outcropping vein returned 6.9 g/t gold. These grades and widths are typical of discoveries made elsewhere on the property. The Pablo discoveries are currently being followed up with more systematic trenching.

  A composite sample of surface collected 100m north of the main Anillo/Lomita rock returned values up to 8.94 g/t gold. This may indicate the existence of another vein system in that area.

A total of 12km of epithermal quartz veining has now been identified at Rio Luna with a number of priority gold targets identified along these veins. Regional work and a follow up of all anomalous samples are continuing.

First drill hole from Phase II completed.

The Company also announces that Drill Hole DD-RL-29, the first hole in the current 1,000 meter drill program at Rio Luna, has been completed at a total length of 230 meters. The mineralized zone was intersected over a width of 22.3 meters, from 181.6 to 203.9 meters. This hole was drilled directly down dip from DD-RL-21 (which returned 3.2 meters of 15.8 g/t including 0.3 meters of 87.7 g/t gold) and DD-RL-22 (which returned 10.3 meters of 4.5 g/t including 1.2 meters of 57.6 g/t gold). The results from hole DD-RL-29 suggest that the North and South veins at the Balsalmo East target have merged at depth into a single wide mineralized zone of quartz breccia plus more massive quartz veins within the breccia. The core from hole DD-RL-29 is being cut and sampled and will be sent for analysis at CAS laboratories in Honduras. The assay results will be released as soon as they are available. Drilling of a deeper hole on the same section is in progress.

Dr. Peter Bradshaw is the Qualified Person overseeing the work at Rio Luna.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company with five precious and base metal projects located in the Americas. The Company is currently focusing its activities to explore, define and advance its Rio Luna gold project in Nicaragua. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, Executive Chairman

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.